NO ACT

PE
12-15-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



09001003

January 2, 2009

Richard G. Schmalzl, Esq.
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, OH 45202

Act: 1934
Section: ______
Rule: 14a-8
Public
Availability: 1-2-09

Re: Fifth Third Bancorp
Incoming letter dated December 15, 2008

Dear Mr. Schmalzl:

This is in response to your letter dated December 15, 2008 concerning the shareholder proposal submitted to Fifth Third Bancorp by the Unitarian Universalist Association of Congregations. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Tim Brennan
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

January 2, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fifth Third Bancorp
Incoming letter dated December 15, 2008

The proposal relates to a report.

We are unable to concur in your view that Fifth Third Bancorp may exclude the proposal under rule 14a-8(e)(2). We note in particular the proponent's representation that it sent the proposal to a facsimile number that the company had confirmed. Accordingly, we do not believe that Fifth Third Bancorp may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GRAYDON HEAD

LEGAL COUNSEL | SINCE 1871

Richard G. Schmalzl
Partner
Direct: (513) 629-2828
rschmalzl@graydon.com

December 15, 2008

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: ***Fifth Third Bancorp Shareholder Proposal of the Unitarian Universalist Association of Congregations***

Ladies and Gentlemen:

This letter is written on behalf of our client, Fifth Third Bancorp, an Ohio corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company by the Unitarian Universalist Association of Congregations (the "Proponent") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2009 annual meeting of shareholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials on the basis set forth below. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to Rule 14a-8(e)(2), because the Proponent failed to submit the Proposal to the Company's principal executive offices prior to the deadline.

THE PROPOSAL

A copy of the Proposal, together with the Proponent's supporting statement, is attached hereto as Exhibit A. The Proposal reads as follows:

> "Resolved: Shareholders request the Board of Directors prepare a sustainability report describing strategies to address the environmental and social impacts of Fifth Third's business, including strategies to address climate change. The report, prepared at reasonable cost and omitting proprietary information, should be published within six months of Fifth Third's 2009 annual meeting."

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of the Company's intention to omit the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

Rule 14a-8(e)(2). The Proponent failed to submit the Proposal to the Company's principal executive offices prior to the deadline.

Rule 14a-8(e)(2) provides that a company must receive a shareholder proposal at its principal executive offices not less than 120 calendar days before the date the company's proxy statement is released to shareholders in connection with the previous year's annual meeting. The Company's 2008 proxy materials stated that:

> "In order for shareholder proposals for the 2009 Annual Meeting of the Shareholders to be eligible for inclusion in the Company's Proxy Statement, they must be received by the Company at its principal office in Cincinnati, Ohio, prior to November 6, 2008."

The November 6, 2008 date was calculated pursuant to the guidelines in Rule 14a-8(e)(2) and meets the requirements therein. The Company did not receive the Proposal at its principal executive offices until November 7, 2008, a day after the deadline had passed. The Company believes that the Proposal may be properly excluded from the Company's 2009 proxy materials pursuant to Rule 14a-8(e)(2) because the Proposal was received at its principal executive offices after the deadline for submitting shareholder proposals.

<u>Factual Background</u>:

On Friday, November 7, 2008 the Company's Corporate Secretary received the letter attached hereto as <u>Exhibit A</u>, via overnight delivery from the Proponent, which includes a copy of the Proposal. The Company represents that prior to this November 7, 2008 delivery the Company was not aware of the Proposal nor had it received the Proposal at its principal executive offices.

The letter received by the Proponent on November 7, 2008 was dated November 6, 2008 and included language that suggested the letter was delivered via overnight mail *and* by facsimile to fax number (513) 579-6246. Upon investigation, the Company's Investor Relations Department traced fax number (513) 579-6246 to a location within its financial systems/IT department, which department is on a different floor from the Company's principal executive offices at 38 Fountain Square Plaza, Cincinnati, Ohio 45263. The Company discovered the physical fax transmission of the Proposal in its financial systems/IT department on November 7,

2008, only after initiating a search for the fax following receipt of the overnight package. The fax copy of the Proposal was still in the fax machine at the time of discovery and had been untouched by any person within the financial systems/IT department in which this fax machine was located.

The fax number in question corresponds to a fax machine which is physically located outside the offices of multiple individuals within the Company's financial systems/IT department. This department is in a different building from the office of the Company's Secretary and General Counsel who typically receives shareholder proposals. A number of employees have access to the fax machine to which the Proponent's Proposal was sent and it is not monitored for unsolicited communications, nor is any particular employee responsible for reviewing the materials that may be located or unclaimed on any such machine.

After investigation, the Company was unable to determine where the Proponent obtained the incorrect fax number used by the Proponent. Thinking that the Proponent may have tried to obtain the fax number through an Internet search, the Company performed a simple Google search that revealed the fax number used by the Proponent is referenced on a number of third-party websites and was listed over eight years ago in the Company's 1999 Annual Report on Form 10-K as the fax number for the Company's Investor Relations department. The fax number used by the Proponent is not currently located anywhere on the Company's website and has not been published by the Company subsequent to the Company's 1999 Annual Report. The Company had no reason to believe that shareholders would locate or believe that the (513) 579-6246 fax number would be the proper number to submit shareholder proposals. Furthermore, the Company has no record of any conversation with, or contact by the Proponent in which the Proponent requested the proper fax number to submit the Proposal nor is the Company aware of any Company representative that would have provided the incorrect fax number to the Proponent.

Failure to Deliver the Proposal to the Principal Executive Offices Prior to the Deadline Permits Exclusion.

The Staff has consistently permitted companies to exclude proposals that are received at such companies' principal executive offices after the deadline for submitting shareholder proposals. *See Dell Inc.* (avail. March 25, 2005) (proposal excludable when received at principal executive offices two weeks after published deadline); *Dominion Resources Inc.* (avail. March 2, 2005) (proposal excludable when received at principal executive offices two months after published deadline); *Acutant Corporation* (avail. November 26, 2003) (proposal excludable when received at principal executive offices three months after published deadline). Proposals transmitted to other than a company's principal executive offices, and consequently not received before the deadline, have also been consistently considered excludable by the Staff. *See DTE Energy Company* (March 24, 2008) (proposal excludable when received at principal executive offices more than three months after published deadline and initially transmitted to a fax machine located outside the company's principal executive offices); *Intel Corporation* (March 5, 2004) (proposal excludable when received after the deadline because proponent sent it to the company's engineering department, not its principal executive offices) ("*Intel*"); *The DIRECTV Group, Inc.* (avail. March 23, 2005) (proposal from the same proponent excludable when received after the deadline because proponent sent it to the communications department of a subsidiary, not the company's principal executive offices) ("*DirectTV*"); *Xerox Corporation* (May 2, 2005) (proposal excludable when faxed to a fax machine in Xerox's treasury department which was located on a different floor within Xerox's large office building) ("*Xerox*").

Moreover, a factual or good faith error on the part of the proponent when submitting a proposal will not excuse a shareholder's failure to timely submit a proposal. *See Coca Cola Company* (Jan. 11, 2001) (proposal excludable when proponent e-mailed it to the company's transfer agent's address listed on Coca-Cola's website, even when transmission routed to the company after the deadline); *Datastream* (March 9, 2005) (proposal excludable when received after deadline because of delays with United Parcel Service's delivery caused by a snowstorm); *Walgreen Co.* (October 8, 2004) (proposal excludable when shareholder relied on number listed as the corporate headquarters' fax number on each of yahoo.com, forbes.com, investorsedge.com, investor.news.com, buyandhold.com and globalstock.ru, when such number was actually a phone number of an employee at the corporate headquarters) ("*Walgreen*").

Additionally, the Staff advised in *Division of Corporation Finance: Staff Legal Bulletin 14 - Shareholder Proposals* (July 13, 2001) that "(t)he proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement." Furthermore, the Staff advised in *Division of Corporation Finance: Staff Legal Bulletin 14C - Shareholder Proposals* (June 28, 2005) that:

> "...if a shareholder proponent transmits [a proposal] by facsimile, the shareholder proponent should ensure that he or she has obtained the correct facsimile number for making such submissions. For example, if the shareholder proponent obtains the company's facsimile number from a third-party website, and the facsimile number is incorrect, the shareholder proponent's proposal may be subject to exclusion on the basis that the shareholder proponent failed to submit the proposal or response in a timely manner. . .In those instances where the company does not disclose in its proxy statement a facsimile number for submitting proposals, we encourage shareholder proponents to contact the company to obtain the correct facsimile number for submitting proposals and responses to notices to defects."

In its 2008 proxy statement, the Company did not identify facsimile transmission as an appropriate means by which shareholder proposals should be submitted and it did not include a fax number to be used for that purpose. Rather, the 2008 proxy statement directed shareholder proposals be addressed to the Company's principal office in Cincinnati, Ohio. With the revolutions in modern technology and electronic transmissions such as fax and e-mail, the concept that a company's principal executive offices are defined solely by geographic location is impractical. The Company had no reasonable expectation that shareholder proposals would be received at the fax number used by the Proponent, and in fact the Company was not aware that the fax number in question, located in the financial systems/IT department, would be used as a means for shareholders to attempt to communicate with the Company. As in the *DirectTV* or *Intel* situations, sending shareholder proposals to departments outside of the principal executive offices, whether they be located in nearby buildings as in *DirectTV* or *Intel* or on separate floors of a large office building, as in *Xerox*'s case, does not satisfy the requirements of Rule 14a-8(e)(2) that a company must receive a shareholder proposal at its principal executive offices.

The Proponent's apparent reliance on inaccurate information published on a third party website is consistent with other situations where the Staff permitted exclusion of a proposal despite a proponent's good faith efforts to timely transmit a shareholder proposal to a company's principal executive offices. The facts here are comparable to the situation in *Walgreen* where a shareholder relied on inaccurate third party website information for a fax number and the company was permitted to exclude the proposal.

The Company notes that in *FirstEnergy Corp.* (March 3, 1999) ("*FirstEnergy*"), the Staff did not allow a shareholder proposal to be excluded when there was evidence of proper transmission to the fax machine of the company's Chairman and Chief Executive Officer, despite the company's allegation that the proposal was never received. The Company's situation is distinguishable from the facts in *FirstEnergy*, however, as in that case the fax number used was squarely within the company's principal executive offices where such communications would reasonably be expected to arrive. In the Company's case, the fax transmission was not located within the principal executive offices, and was instead traced to an unmonitored fax in the financial systems/IT department, where there was no expectation of such communication.

In fact, two other shareholders of the Company properly submitted proposals by fax to another fax number of the Company ((513) 534-6757) for inclusion in the Company's 2009 proxy statement in advance of the deadline for submission of proposals for the Company's proxy materials. Following the suggestion in Staff Legal Bulletin 14C, we believe that those shareholders called the Company and were provided the proper number upon request. The fax machine for number (513) 534-6757 is located in the Legal Department of the Company and the fax machine is shared by the Company's Secretary and General Counsel. The Company reasonably expects to receive certain shareholder communications at this fax machine and, as such, the Company in fact received such proposals and considers those other shareholder proposals submitted to the (513) 534-6757 fax number prior to the deadline as submitted in a timely manner.

Accordingly, the Company believes that it may properly exclude the Proposal. Based on the foregoing, the Proposal was not received at the Company's principal executive offices on November 6, 2008, but rather was first received at such offices on November 7, 2008, after the deadline of November 6, 2008 disclosed in the Company's 2008 proxy materials which had been determined in accordance with Rule 14a-8(e)(2).

As the defect in the Proponent's Proposal cannot be cured, the Company has not provided the Proponent notice with opportunity to cure, as Rule 14a-8(f) requires for defects that can be remedied. However, the Company did notify the Proponent of such defect by letter dated November 17, 2008 (the "November 17th Letter") along with notice of a different defect that the Proponent subsequently did cure. A copy of the November 17th Letter and the Proponent's response to the November 17th Letter is attached hereto as Exhibit B.

CONCLUSION

For the reasons set forth above, the Company believes that the Proposal may be properly excluded because the Proponent failed to submit it to the Company's principal executive offices prior to the deadline under Rule 14a-8(e)(2). We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials. Although we have no reason to believe that the Staff will not be able to do so, if it appears that the Staff will not be able to grant the relief requested herein, we would appreciate the opportunity to further discuss this matter with the Staff prior to its issuance of a written response. If any additional information is needed with respect to the matters set forth herein, please contact the undersigned at (513) 629-2828.

Very truly yours,

GRAYDON HEAD & RITCHEY LLP



Richard G. Schmalzl, Esq.

cc: Timothy Brennan, Unitarian Universalist Association of Congregations (via Federal Express)
Paul L. Reynolds, Esq., Fifth Third Bancorp

Exhibit A

The Shareholder Proposal

See Attached.



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

OVERNIGHT MAIL AND FAX (513-579-6246)

November 6, 2008

Mr. Paul Reynolds
General Counsel Legal & Executive Vice President
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, OH 45263

Timothy Brennan
Treasurer and
Vice President of Finance

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

Dear Mr. Reynolds:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 421 shares in Fifth Third Bancorp ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company prepare a sustainability report describing strategies to address the environmental and social impacts of Fifth Third Bancorp's business, including strategies to address climate change.

This resolution is proposed by the Unitarian Universalist Association of Congregations, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $100 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the Company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting. A representative of the UUA will attend the annual meeting to move the resolution as required.

Verification that we are beneficial owners of 421 shares of Fifth Third Bancorp is enclosed. If you have questions or wish to discuss the proposal, you may contact me directly at 617-948-4305 or by email at tbrennan@uua.org.

Yours very truly,



Tim Brennan
Treasurer and Vice President of Finance

Enclosure: Shareholder resolution on sustainability reporting

Fifth Third Bancorp

WHEREAS: In 2007, the Intergovernmental Panel on Climate Change found "warming of the climate system is unequivocal" and man-made greenhouse gas (GHG) emissions are now believed, with greater than 90 percent certainty, to be the cause.

Fifth Third's US and global peers are implementing substantial new policies, programs, and objectives related to climate change and reducing their direct and indirect GHG emissions.

Fifth Third has not issued a Sustainability Report, nor has Fifth Third made publicly available a plan to reduce direct or indirect GHG emissions.

Fifth Third competitors, Wells Fargo and Citigroup, Inc., both recently scored 97 and 98, respectively, in the 2008 Carbon Disclosure Project, which assessed measurement, verification and disclosure of companies' GHG emissions. Fifth Third only scored 37 in the 2008 report, indicating that Fifth Third is lagging it peers in terms of carbon disclosure.

Investment in emissions-intensive activities and businesses is arguably the most significant impact that Fifth Third has regarding climate change.

Bankers and business leaders increasingly recognize that investment decisions they make can impact the climate and the natural environment that underpins economic growth and quality of life. New governance principles are emerging that take this into account.

Major institutional investors are increasingly voting their proxies on environmental, social and governance issues thoughtfully, conscientiously, and on the merits of each issue.

RESOLVED: Shareholders request the Board of Directors prepare a sustainability report describing strategies to address the environmental and social impacts of Fifth Third's business, including strategies to address climate change. The report, prepared at reasonable cost and omitting proprietary information, should be published within six months of Fifth Third's 2009 annual meeting.

SUPPORTING STATEMENT: The report should include the company's definition of sustainability and a company-wide review of policies, practices, and metrics related to long-term social and environmental sustainability. Investment practices relating to social and environmental issues should be reviewed along with proxy voting policies and procedures on these issues, including a comparison of Fifth Third's proxy voting record on these issues with other large institutional investors such as the largest state pension funds. This review should examine procedures for exposing any potential conflicts of interest related to proxy votes.

We recommend Fifth Third use the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines to prepare the report. GRI (www.globalreporting.org) is an international organization developed with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance on environmental, labor, human rights, and product responsibility issues. The GRI Guidelines provide a flexible reporting system that allows the omission of content not relevant to Fifth Third.

Examples of topics that could be reviewed in the report include: ways to reduce the use of energy and natural resources by Fifth Third facilities and employees, and how Fifth Third uses its voice as an investor to encourage companies to act in environmentally responsible ways.



STATE STREET

State Street Bank
1200 Crown Colony Drive
Quincy, MA 02169

Wednesday, November 05, 2008

Rachel Daugherty
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108

Dear Rachel:

State Street Bank currently holds 421 shares of Fifth Third Bankcorp, CUSIP 316773100, Ticker FITB, in account OMB Memorandum UUA-Socially Responsible Investing. The shares have a current market value of $5,199.35 as of Tuesday, November 4th, 2008. We have held the shares in custody for UUA for more than 1 year.

Please contact me if you have any questions or require further information,

Sincerely,

Andrew Girard
Client Service Manager

<u>Exhibit B</u>

November 17th Letter And Proponent's Response

See Attached.

 Fifth Third Bancorp

Paul L. Reynolds, Esq.
Executive Vice President, Secretary and General Counsel

November 17, 2008

<u>Via Overnight Delivery</u>
Mr. Timothy Brennan
Treasurer and Vice President of
Finance
Unitarian Universalist Association
of Congregations
25 Beacon Street
Boston, Massachusetts 02108

Re: ***Shareholder Proposal on behalf of the Unitarian Universalist Association of Congregations***

Dear Mr. Brennan:

I am writing this letter in response to the shareholder proposal you recently submitted to me on behalf of the Unitarian Universalist Association of Congregations (the "Proposal"). The Proposal requests that the Board of Directors of Fifth Third Bancorp ("Fifth Third") prepare and publish within six months of Fifth Third's 2009 annual meeting a sustainability report describing strategies to address the environmental and social impacts of Fifth Third's business, including strategies to address climate change.

Rule 14a-8 of the Securities Exchange Act of 1934 governs the process for shareholder proposals. A copy of this rule is included for your reference.

Rule 14a-8(b) requires a shareholder submitting a shareholder proposal to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the shareholder proposal. A shareholder is responsible for proving his or her eligibility to submit a proposal to the company. In order for a shareholder proponent to prove his or her eligibility under, Rule 14a-8(b)(2) requires a shareholder to submit:

Fifth Third Center • Cincinnati, Ohio 45263 • (513) 579-5300

- A written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- Either:
    - o A written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
    - o A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of that statement.

The written statement submitted with the Proposal by State Street Bank dated November 5, 2008 fails to satisfy the requirements of Rule 14a-8(b)(2) listed above. Rule 14a-8(b)(2) requires the record holder to verify that the shareholder proponent continuously held the securities for at least one year *at the time the proponent submitted the proposal.* The written statement only verifies that State Street Bank "held the shares in custody for one year as of November 5, 2008, which date is prior to the date of submission of the Proposal. In addition, the written statement does not verify that the custody of the securities was continuous. Therefore, as of the date of this letter, the Unitarian Universalist Association of Congregations has not substantiated its eligibility to submit the Proposal according to Rule 14a-8(b).

This letter serves as written notice of the failure to satisfy the requirements of Rule 14a-8(b) with respect to shareholder eligibility for submission of shareholder proposals. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, not later than 14 calendar days from the date you received this notification. If you fail to respond and remedy this procedural defect within this 14 calendar day period we intend to exclude the Proposal from our proxy materials based upon your failure to comply with Rule 14a-8(b).

In addition, all shareholder proposals for Fifth Third's 2009 annual meeting needed to be received at our principal executive offices prior to November 6, 2008 in order to satisfy the requirements of Rule 14a-8(e). On November 7, 2008, we received your Proposal sent by overnight delivery. Your transmittal letter indicates that you attempted to send the Proposal via fax on November 6, 2008. However, the fax number indicated is not the correct fax number of our principal executive offices. Therefore, we did not become aware of your Proposal until November 7, 2008, which date is after the deadline for submission of shareholder proposals for Fifth Third's 2009 annual meeting. As a result, the Proposal was not timely submitted and we intend to exclude the Proposal from our proxy materials based upon your failure to comply with Rule 14a-8(e), which failure is not curable.

Very truly yours,



Paul L. Reynolds

Enclosure



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

November 21, 2008

Mr. Paul Reynolds
Executive Vice President, Secretary and General Council
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, OH 45263

Timothy Brennan
Treasurer and Vice President of Finance

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

Dear Mr. Reynolds:

In the immortal words of tennis great John McEnroe, "You cannot be serious."

Enclosed you will find the corrected statement of ownership from State Street Bank. It shows that the UUA was the beneficial owner of the same 421 shares of Fifth Third Bancorp on November 6th that it held on November 5th.

As to the delivery of our resolution, it was sent to the fax number listed on your website for the Fifth Third Bancorp headquarters at 38 Fountain Square Plaza in Cincinnati, Ohio, the location of the company's executive offices. We called the main number for the company and were told that any message to your attention sent by fax to that number would be promptly delivered to you.

We have reviewed your letter with our attorney, and he advises us that you do not have grounds for excluding our resolution from the proxy statement. If you attempt to exclude the resolution, we will vigorously oppose that action at the SEC.

Mr. Reynolds, I hope you understand that this resolution is not frivolous nor is it a stunt from some fringe group. It is the expression of a serious concern about risks facing the company that is shared by many investors large and small. The UUA is a member of the Investor Network on Climate Risk, a group of institutional investors with combined assets of some seven trillion dollars, all of whom support efforts to improve disclosure by companies around the issues of sustainability and climate change. I am sure that many of the members of INCR – including CalPERS, CalSTRS, TIAA-CREF, NYCERS, New York State and dozens of others – are shareholders of Fifth Third, and like the UUA, believe that the issues addressed in our resolution are relevant to long-term shareholder value.

I've enclosed two documents that you might find helpful: (1) the INCR Action Plan supported by institutional investors with $8 trillion in assets, and (2) an op-ed from the Boston Globe by Mindy Lubber, the director of INCR, which makes the case that sustainability risks are not unrelated to the current economic crisis. You can learn more about INCR at www.incr.com.

Affirming the Worth and Dignity of All People

I would welcome the opportunity to discuss our resolution with you so that you might better understand the concerns of your shareholders and to seek ways to improve the governance of the company.

Yours truly,



Timothy Brennan
Treasurer and Vice President of Finance

Copies (without enclosures) to:
Paul Neuhauser, Esq.
Rob Berridge, Investor Network on Climate Risk

Enclosures:
Confirmation of beneficial ownership
INCR Action Plan
Boston Globe op-ed by Mindy Lubber



STATE STREET.

State Street Bank
1200 Crown Colony Drive
Quincy, MA 02169

Wednesday, November 19, 2008

Rachel Daugherty
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108

Dear Rachel:

State Street Bank currently holds 421 shares of Fifth Third bankcorp, CUSIP 316773100, Ticker FITB, in account ***FISMA & OMB Memorandum M-07-16*** UUA Socially Responsible Investing. The shares have a current market value of $4,256.31 and as of Thursday, November 6th we have held the shares in custody for UUA for more than 1 year.

Please contact me if you have any questions or require further information,

Sincerely,

Andrew Girard
Client Service Manager


Investor Network on
CLIMATE RISK
a project of Ceres

INVESTOR NETWORK ON CLIMATE RISK ACTION PLAN
Capitalizing the New Energy Future: Minimizing Climate Risks, Seizing Opportunities

Given the sweeping nature of climate change, climate risks are embedded in every investment portfolio. As fiduciaries entrusted with trillions of dollars of fund assets, we remain firmly convinced that climate change presents both material risks and significant opportunities for investment portfolios.

Since the last Investor Network on Climate Risk (INCR) action plan in 2005, more investors have been taking steps to engage companies and reduce climate risks in their portfolios. More businesses, responding to investor concern, have started to disclose their climate risks and account for the impacts of climate change on their financial performance and competitiveness. More investors and companies have called on political leaders to enact legislation that would provide greater regulatory certainty, provide incentives for climate solutions, and minimize the risks that climate change poses to businesses, investors, and the economy. But greater efforts are needed.

As fiduciaries and long-term investors, we see significant short and long-term risks from climate change to the value and security of our investments and capital markets more broadly. And we recognize that the impacts of climate change will continue to be multi-dimensional – affecting corporations' abilities to secure the full range of necessary resources such as energy and water. At the same time, we also see opportunities presented by the transition to a low-carbon future.

Prudence, common sense, and fiduciary duty compel us to renew our efforts to examine and address the financial ramifications of climate change and to respond to climate challenges and opportunities. Accordingly, we hereby state our intentions to manage our investments; to engage companies, investors, and others; and to support policy action to the best of our abilities, in line with the following agenda:

Managing Our Investments

1. **Require that our asset managers, consultants, and financial advisors consider climate risks and opportunities.** To ensure that our investments are managed by firms and individuals that are aware of the financial threats presented by climate change, it is important that we evaluate the ability of investment consultants, advisors, and managers to assess climate risks and opportunities. Accordingly, we will:
   - Require and validate that relevant investment managers currently managing or seeking to manage our fund assets, as well as investment consultants and advisors, report on how they are assessing the risks and opportunities associated with climate change. Such a requirement can be accomplished through Requests for Proposals (RFPs), by making climate risk assessment a required part of regular manager reviews, by requiring managers to use a sustainability or climate risk screen, or by other methods.
2. **Invest capital in companies developing and deploying clean technologies.** We believe investments in clean, climate-friendly technologies – such as energy efficiency and renewable energy – represent significant opportunities and will ultimately enhance and sustain the long-term viability of corporate assets and shareholder value by broadening and deepening the range of tools available to help the world avoid the worst impacts of climate change. Accordingly, we will:
   - Seek investment opportunities in all appropriate asset classes to support clean technology efforts. Our goal is to deploy $10 billion collectively in additional investment over the next 2 years.

3. **Improve the energy performance of real estate portfolios and investments.** Studies demonstrate that enormous opportunities exist to improve building energy efficiency while enhancing the value of real estate assets. Accordingly, we will:

   - Aim for a 20% reduction over a three-year period in energy used in core real estate investment portfolios, using standardized units of measurement, performance baselines, and regular reporting on measures taken and actual energy performance.
   - Incorporate green building standards (such as LEED and Energy Star) as a factor in making investment decisions.

Engaging Companies, Investors, and Others

4. **Urge comprehensive corporate responses to climate risks.** As investors in publicly-held companies in the auto, electric power, coal, oil & gas, insurance, real estate, construction, financial, forestry, and many other sectors, we desire greater information and action from companies on climate risks and opportunities, recognizing the broader sustainability context. Accordingly, we will:

   - Urge companies to elevate climate change as a governance priority, using the Ceres "Climate Change Governance Checklist."
   - Urge companies to provide better disclosure about the financial and material risks posed by climate change and to explain how they are factoring carbon costs into operational and capital-planning decisions. Such disclosure should follow the Global Reporting Initiative (GRI) guidelines and the Global Framework on Climate Risk Disclosure.
   - Support appropriate shareholder resolutions, company engagements, and other efforts to encourage companies to reduce their carbon footprint, seize new market opportunities, and ask corporate suppliers to disclose and reduce greenhouse gas emissions and energy use.

5. **Help investors evaluate and address corporate climate risks.** Investors often need additional information and guidance to better evaluate and engage companies on climate risks and opportunities. Accordingly, we will:

   - Urge companies to adhere to best practices in corporate governance on climate risk by producing and distributing through the Investor Network on Climate Risk (INCR) a new "Corporate Governance and Climate Change" report evaluating and scoring 100 leading global companies on their governance practices and responses to the risks and opportunities from climate change.
   - Produce and distribute through INCR a report evaluating how climate change is exacerbating water scarcity and evaluating how water-intensive sectors are managing water-related risks.
   - Develop and promote proxy voting guidelines that encourage support for reasonable shareholder proposals on climate risk.

6. **Expand climate risk scrutiny and collaboration by investors, stock market analysts, and others in the finance sector.** Investors around the world must work together to address the climate risks and opportunities that exist in every market and every asset class, and debt and equity analysts and others in the finance sector must start incorporating climate risk and opportunity into their routine financial analysis and company and portfolio valuation. Accordingly, we will:

   - Encourage debt and equity analysts, ratings agencies, and investment banks to incorporate climate risks and opportunities as part of their investment and valuation analysis, including analyzing and reporting on the potential impacts of foreseeable long-term carbon costs (in the range of \$20–\$40 per metric ton of CO_2eq.), particularly on carbon-intensive investments such as new coal-fired power plants, oil shale, tar sands, and coal-to-liquids projects.

- Encourage debt and equity analysts, ratings agencies, and investment banks to incorporate climate risks, opportunities, and carbon costs into their analysis of a new category of investment funds – infrastructure – including transportation, water, and other projects needed to support the growth of cities and the transition to a low-carbon economy.
- Engage with mutual funds, hedge funds, private equity firms, and others to promote increased understanding of, and actions in response to, climate risk.
- Support global information-sharing and collaboration by the growing number of institutional investors and organizations around the world concerned about climate risk.

Supporting Policy Action

7. **Push for guidance from the Securities and Exchange Commission (SEC).** Climate-related shareholder resolutions and new SEC guidance are each critical to improving corporate disclosure of climate risks and opportunities. Accordingly, we will:
    - Continue to engage the SEC and members of Congress on requiring companies to disclose material climate risks as part of their regular securities filings. Towards this end, we will ask investors and members of Congress to support the September 2007 Investor Petition to the SEC for "Interpretive Guidance on Climate Risk Disclosure."
    - Continue to call on the SEC to recognize shareholders' right to vote on resolutions related to climate change and to enforce existing rules requiring disclosure of material risks.
    - Call on the SEC to develop expertise on climate change risks, as well as other environmental and social issues that pose material financial risks to corporations and investors.
8. **Encourage companies and investors to support government action on climate policy.** As fiduciaries and leaders in the investment community, we recognize the need for policies that establish regulatory certainty, minimize climate risks, and provide strong incentives for investment in clean technology and other climate change solutions. Accordingly, we will:
    - Continue to call for a mandatory national policy to contain and reduce national greenhouse gas emissions economy-wide, making sizable, sensible, long-term cuts in accordance with the 60–90% reductions below 1990 levels by 2050 that scientists and climate models suggest are urgently needed to avoid the worst and most costly impacts from climate change.
    - Continue to call for the realignment of incentives and other state and national policies to achieve climate objectives, including a range of energy and transportation policy measures to stimulate research, development, and deployment of new and existing clean technologies at the scale necessary to achieve greenhouse gas reduction goals.
    - Call for strong U.S. leadership in the international negotiations for a successor to the Kyoto Protocol, including a binding target to reduce emissions significantly in the United States.
9. **Support policies to maximize energy efficiency.** As fiduciaries and long-term investors, we recognize that getting more use out of the energy we already produce is one of the fastest, easiest, and cheapest ways to significantly reduce emissions and to improve the bottom line of many companies in which we invest, especially with demand for energy increasing. Accordingly, we will:
    - Call for policies at the local, state, and national levels that promote a doubling of the historic rate of energy efficiency improvements in developed countries (to 2.5% per year) and significant energy efficiency improvements in rapidly industrializing and other major energy-using countries.

Investors Signed on to 2008 Action Plan *(as of April 15th)*:

Assets Under Management: **$1.75 trillion**

State Treasurers, State/City Comptrollers, Pension Funds, Labor

John Chiang, California State Controller
Rob Feckner, Board President, California Public Employees' Retirement System (CalPERS)
Jack Ehnes, CEO, California State Teachers' Retirement System (CalSTRS)
Bill Lockyer, California State Treasurer
Denise L. Nappier, Connecticut State Treasurer
Alex Sink, Florida Chief Financial Officer
General Robert Milligan, Executive Director, Florida State Board of Administration (SBA)
Michael Goetz, Chairman of the Board, Illinois State Board of Investment
Nancy K. Kopp, Maryland State Treasurer
Tim Cahill, Massachusetts State Treasurer
Orin S. Kramer, Chair, New Jersey State Investment Council
William C. Thompson, Jr., New York City Comptroller
Thomas P. DiNapoli, New York State Comptroller
Richard Moore, North Carolina State Treasurer
Randall Edwards, Oregon State Treasurer
Robin L. Wiessmann, Pennsylvania State Treasurer
Frank T. Caprio, Rhode Island General Treasurer
Andrew Stern, President, Service Employees International Union
Bruce Raynor, President, UNITE HERE
Jeb Spaulding, Vermont State Treasurer

Financial Services Firms, Asset Managers, Other Leaders in Investing

Geeta Aiyer, President, Boston Common Asset Management
Barbara J. Krumsiek, President and CEO, Calvert Group, Ltd.
Michael Johnston, Executive Vice President, The Capital Group Companies *
Jeff Skoll, Chairman, Capricorn Management LLC
Allan Emanuelsson, Head of Socially Responsible Investing, DnB NOR Asset Management
Amy L. Domini, Founder and CEO, Domini Social Investments LLC
Don Rolfe, President and CEO, Ethical Funds
Karina Litvack, Director, Head of Governance & Sustainable Investment, F&C Management Ltd.
Peter Knight, President, Generation Investment Management, US
Vinod Khosla, Founder, Khosla Ventures
Jonathon S. Naimon, CEO, Light Green Advisors
Mark Schwartz, Co-Founder and Chairman, MissionPoint Capital Partners
L. John Doerr, Partner, Kleiner Perkins Caufield & Byers
Stephen Dodson, Chief Operating Officer, Parnassus Investments
Joe Keefe, CEO, Pax World Funds
Rev. William Somplatsky-Jarman, Presbyterian Church (U.S.A.)
Michael Crosby, OFMCap., Province of St. Joseph of the Capuchin Order, Milwaukee
Joan Bavaria, President, Trillium Asset Management
Timothy Brennan, Treasurer, Unitarian Universalist Association
Tim Smith, Senior Vice President, Walden Asset Management
Jack Robinson, President, Winslow Management Company

** = firm name listed for identification purposes only*

Foundations

Diane Edgerton Miller, President and CEO, Blue Moon Fund
Denis Hayes, President and CEO, Bullitt Foundation
Edith T. Eddy, Executive Director, Compton Foundation
Eric Heitz, President, The Energy Foundation
Jesse Fink, Co-Founder, Betsy and Jesse Fink Foundation
Jenny D. Russell, Executive Director, The Merck Family Fund
Lance E. Lindblom, President & CEO, Nathan Cummings Foundation
Dave Beckwith, Executive Director, The Needmor Fund
Stephen A. Foster, President and CEO, The Overbrook Foundation
Stephen B. Heintz, President, Rockefeller Brothers Fund
Richard Woo, CEO, The Russell Family Foundation
Sally Osberg, President, Skoll Foundation
Timothy E. Wirth, President, United Nations Foundation
Wren W. Wirth, President, The Winslow Foundation

Supporters in Principle:

Assets Under Management: **$6.5 trillion**

Rob Lake, Head of Sustainability, ABP investments
Donald MacDonald, Trustee, British Telecommunications Pension Scheme (BTPS)
Kevin Parker, CEO, Deutsche Asset Management & Member Group Executive Committee, Deutsche Bank
Peter Dunscombe, Chairman, Institutional Investors Group on Climate Change (IIGCC)
Howard Jacobs, Trustee, Universities Superannuation Scheme (USS)

END

For more information on INCR or the Action Plan contact Christopher Fox at fox@ceres.org or 617-247-0700 ext. 15